

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

January 4, 2008

By U.S. Mail and Facsimile to (510) 360-8078

Ms. Christine Russell
Vice President of Finance and Chief Financial Officer
Virage Logic Corporation
47100 Bayside Parkway
Freemont, California 94538

> RE: **Virage Logic Corporation
> Form 10-K for the fiscal year ended September 30, 2007
> File No. 0-31089**

Dear Ms. Russell:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Organization and Summary of Significant Accounting Policies, page 62

Revenue Recognition, page 62

1.   We note that you recognize revenue under perpetual licenses as well as term-based licenses. With respect to your perpetual and term-based licenses please tell us and revise future filings to address the following:

· Explain why you use a completed performance model for perpetual licenses and a proportional performance model for term based licenses.

· Explain the point at what you begin recognizing revenues, including your consideration of SAB Topic 13A3d.

2.   We also note that in regard to your perpetual licenses you generally recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibles is reasonable assured. Tell us and revise future filings to clarify how you determine when delivery has occurred.

3.   Further to the above, please clarify whether the licenses you offer are for software or other intellectual property. To the extent your licenses are for other intellectual property, clarify how you recognize revenue for these arrangements, citing any authoritative literature upon which you are relying.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant